UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001 2000

Highlights

The main figures obtained by Bradesco in 1H09 are presented below:

1. Net Income for 1H09 totaled R$4.020 billion (a 2.8% variation relative to the adjusted net income of R$3,909 billion y-o-y), corresponding to EPS of R$2.52 (accumulated over 12 months) and a 23.7% annualized return on Average Shareholders’ Equity (1).

2. Net income comprised R$2.732 billion from financial activities, which represented 68% of the total, and R$1.288 billion from Insurance and Private Pension Plan activities, which accounted for 32% of total Net Income.

3. Bradesco´s market capitalization as of June 30, 2009 stood at R$81.301 billion. We highlight that its preferred shares increased by 28.7% during 1H09.

4. Total Assets reached R$482.478 billion in June 2009, an increase of 19.7% vis-à-vis 2008. Annualized return on average Assets reached 1.7%, vis-à-vis 2.1% in the same period of last year.

5. The Total Loan Portfolio(2) stood at R$212.768 billion in June 2009, 18.1% higher on a y-o-y analysis. Operations with individuals totaled R$74.288 billion (up by 13.2%), while loans to corporations totaled R$138.480 billion (up by 20.9%) .

6. Assets under Management reached R$647.574 billion, an increase of 17.6% vis-à-vis R$550.582 billion of June 2008.

7. Shareholders’ Equity stood at R$37.277 billion in June 2009, a 10.6% y-o-y growth. The Capital Adequacy Ratio (Basel II) stood at17.0% in June 2009, 14.3% of which being Tier I Capital.

8. In 1H09, shareholders were paid, in the form of Interest on Shareholders’ Capital and Dividends, R$3.253 billion, R$1.372 million of which referring to income generated in the period (R$210 million paid monthly and R$1.162 million provisioned) and R$1.881 billion referring to the year of 2008 (monthly payment of R$39 million paid on January 1st, 2009 and supplementary payments of R$1.842 billion paid on March 9, 2009).

9. The Efficiency Ratio(3) in June 2009 stood at 42.0% (42.6% in June 2008).

10. In the half-year, investments in infrastructure, IT and telecommunications amounted to R$1.616 billion, up by 43.4% y-o-y.

11. In the period, taxes and contributions, including social security, paid or provisioned, calculated based on the main activities developed by the Bradesco Organization in 1H09, amounted to R$4.185 billion, equivalent to 104.1% of the Net Income. Financial intermediation taxes withheld and paid by the Organization amounted to R$2.950 billion.

12. Bradesco has a comprehensive distribution network, of 4,598 Branches (3,406 branches + 1,192 mini-branches-PABs), 30,191 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 17,699 Bradesco Expresso outlets, 6,011 Banco Postal (Postal Bank) Branches, 2,788 PAEs and 64 branches of Finasa Promotora de Vendas. In addition, 6,239 ATMs in the Banco24Horas (24HourBank) Network are available to Bradesco clients.

13. In the half-year ended in June 2009, fixed personnel compensation plus charges and benefits totaled R$3.285 billion. Social benefits provided to the 85,871 employees of Bradesco Organization and their dependents stood at R$719.485 million. Regarding investments in development and training programs, expenditures reached R$42.943 million.

14. In June 2009, Banco Bradesco partially sold its participation in the Companhia Brasileira de Meios de Pagamento (VisaNet Brasil), in the process related to the Secondary Public Offering of Common Shares, regarded as Brazil’s biggest ever IPO.

15. In June 2009, Banco Bradesco, entered into a “Private Instrument of Share Merger and Other Covenants” with controlling shareholders of Banco ibi S.A., aiming at the acquisition of all its capital stock and, at the same time, signed a 20-year Partnership Agreement with C&A Modas Ltda. to jointly trade, on an exclusive basis, financial products and services of Bradesco in C&A stores. The completion of the operation is subject to the approval by the relevant bodies. The amount of operation, nearly R$1.4 billion, will be paid upon the delivery of shares issued by Bradesco.

16. Awards and Acknowledgements received in 2Q09:

• Brazilian financial institution best ranked among the world’s top 500 largest companies ( Fortune magazine);

• Single Brazilian brand included in the ranking of the world’s top 100 most valuable brands and for the 3rd consecutive year, Bradesco is Brazil’s most valuable brand (Millward Brown consulting firm);

• Single bank among Brazil’s 25 most leading-edge companies (Época magazine);

• Bradesco is Brazil’s IT leading company (INFO Exame magazine);

• Ranked 1st in E-finance 2009 Award (Executivos Financeiros magazine);

• Bradesco Seguros e Previdência (Insurance Group) was elected “Brazil’s Best Insurance Company in 2009” (Euromoney magazine);

• For the 2nd consecutive year, Bradesco Seguros e Previdência was elected the Best Insurance Company in South America ( World Finance magazine);

• Grupo Bradesco Seguros e Previdência (Insurance Group) was elected Brazil’s Best Insurance Group and the best company in the Sustainability and Social Responsibility category (Fundação Getúlio Vargas); and

• Bradesco Saúde earned the Best Health Insurance Company award (Fundação Getúlio Vargas).

17. Regarding Sustainability, we have directed Bradesco’s actions into three pillars: (i) Sustainable Finances, aimed at bank inclusion, social and environmental variables for loan granting and offer of social and environmental products; (ii) Responsible Management, with emphasis in employee valuation, work environment improvement and eco-efficient practices; and (iii) Social and Environmental Investments, aimed at education, the environment, culture and sport. We highlight Fundação Bradesco, which has been developing a broad social and educational program for over 52 years, maintaining 40 schools in Brazil. In 2009, with a budget estimated at R$231.3 million, Fundação Bradesco will be able to service over 642 thousand people, 111 thousand (4) of which are students who will receive free-of-charge quality education.

(1) Excluding the assets valuation adjustment recorded in Shareholders’ Equity;
(2) Considering Sureties and Guarantees, advance of credit cards receivables and loan assignment (Receivables Securitization Funds – FIDC and Certificates of Real Estate Receivables - CRI);
(3) Accumulated over 12 months; and
(4) Forecast.

Main Information

As disclosed to the market on July 3, 2009, we point out that the Financial Statements, jointly with the indexes, comprise the managerial reclassifications made in all periods.

	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	Variation %

									2Q09 x 1Q09	2Q09 x 2Q08

Statement of Income for the Period - R$ million

Accounting Net Income	2,297	1,723	1,605	1,910	2,002	2,102	2,193	1,810	33.3	14.7
Adjusted Net Income	2,297	1,723	1,806	1,910	2,002	1,907	1,854	1,850	33.3	14.7
Adjusted Net Interest Income	7,560	7,115	5,924	5,674	5,959	5,586	5,492	5,144	6.3	26.9
Provision for Loan Losses Expenses	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)	(1,428)	(1,382)	50.4	152.3
Fees and Commissions	2,911	2,723	2,698	2,698	2,657	2,691	2,783	2,661	6.9	9.6
Administrative and Personnel Expenses	(4,141)	(4,007)	(4,230)	(4,019)	(3,777)	(3,671)	(3,914)	(3,484)	3.3	9.6

Balance Sheet - R$ million

Total Assets	482,478	482,141	454,413	422,662	403,232	355,470	341,144	317,648	0.1	19.7
Securities	146,110	130,816	131,598	132,373	118,956	105,167	114,452	108,098	11.7	22.8
Loan Operations (1)	212,768	212,993	213,602	195,604	180,123	167,265	159,150	137,598	(0.1)	18.1
- Individuals	74,288	73,694	73,646	69,792	65,622	61,983	59,103	54,264	0.8	13.2
- Corporations	138,480	139,299	139,956	125,812	114,501	105,282	100,047	83,334	(0.6)	20.9
Provision for Loan Losses (PLL)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)	(7,428)	21.4	60.3
Total Deposits	167,512	169,104	164,493	139,170	122,752	106,710	98,323	86,736	(0.9)	36.5
Technical Provisions	68,829	66,673	64,587	62,888	62,068	59,722	58,526	55,319	3.2	10.9
Shareholders' Equity	37,277	35,306	34,257	34,168	33,711	32,909	30,358	29,214	5.6	10.6
Total Funds Raised and Managed	647,574	640,876	597,615	570,320	550,582	505,365	482,971	452,698	1.0	17.6

Performance Indicators % (except w hen otherw ise stated)

Adjusted Net Income per Share - R$ (2)	2.52	2.42	2.48	2.50	2.48	2.41	2.38	2.30	4.1	1.6
Book Value per Share (Common and Preferred) - R$	12.14	11.50	11.16	11.13	10.98	10.72	10.03	9.65	5.6	10.6
Annualized Return on Average Shareholders' Equity (3) (4)	23.7	21.0	23.8	25.4	27.2	28.7	28.3	30.0	2.7 p.p	(3.5) p.p
Annualized Return on Average Assets (4)	1.7	1.5	1.9	2.0	2.1	2.2	2.4	2.5	0.2 p.p	(0.4) p.p
Average Rate - (Adjusted Net Interest Income / Total
Average Assets - Repos - Permanent Assets)
Annualized	8.2	7.8	7.0	7.4	8.4	8.4	8.9	8.9	0.4 p.p	(0.2) p.p
Fixed Assets Ratio - Total Consolidated	15.1	14.1	13.5	17.6	16.2	12.1	14.5	14.7	1.0 p.p	(1.1) p.p
Combined Ratio - Insurance (5)	85.5	86.2	89.7	84.4	84.9	83.9	92.8	92.3	(0.7) p.p	0.6 p.p
Efficiency Ratio (ER) (2)	42.0	42.7	43.3	43.0	42.6	42.9	43.1	43.0	(0.7) p.p	(0.6) p.p
Coverage Ratio (Fees and Commissions/Administrative
and Personnel Expenses) (2)	67.3	67.2	68.4	70.4	72.7	73.7	75.0	75.3	0.1 p.p	(5.4) p.p
Market Value - R$ million (6)	81,301	65,154	65,354	88,777	95,608	93,631	109,463	107,222	24.8	(15.0)

Loan Portfolio Quality %

PLL / Loan Portfolio	7.7	6.3	5.7	5.5	5.6	5.6	5.7	6.1	1.4 p.p	2.1 p.p
Non Performing Loans (> 60 days (7) / Loan Portfolio)	5.6	5.2	4.4	4.0	4.1	4.1	4.1	4.2	0.4 p.p	1.5 p.p
Delinquency Ratio (> 90 days (7) / Loan Portfolio)	4.6	4.2	3.4	3.4	3.4	3.4	3.4	3.6	0.4 p.p	1.2 p.p
Coverage Ratio (> 90 days (7))	169.1	152.4	165.6	163.6	165.9	166.5	168.7	171.7	16.7 p.p	3.2 p.p
Coverage Ratio (> 60 days (7))	137.9	122.3	130.7	135.7	136.6	137.0	140.7	144.1	15.6 p.p	1.3 p.p

Operating Limits %

Capital Adequacy Ratio - Total Consolidated (8)	17.0	16.0	16.1	15.6	12.9	13.9	14.0	14.2	1.0 p.p	4.1 p.p
- Tier I	14.3	13.2	12.9	12.5	10.1	10.5	10.2	10.8	1.1 p.p	4.2 p.p
- Tier II	2.8	2.9	3.3	3.3	2.9	3.6	3.9	3.8	(0.1) p.p	(0.1) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	(0.1)	(0.4)	0.0 p.p	0.0 p.p

	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Variation %

									Jun09 x	Jun09 x
									Mar09	Jun08

Structural Information - Units

Outlets	41,067	39,427	38,183	36,140	34,709	32,758	29,982	28,573	4.2	18.3
- Branches	3,406	3,375	3,359	3,235	3,193	3,169	3,160	3,067	0.9	6.7
- Advanced Service Branche (PAAs) (9)	1,260	1,183	1,032	902	584	135	130	130	6.5	115.8
- Mini-Branches (PABs) (9)	1,192	1,184	1,183	1,185	1,181	1,175	1,151	1,103	0.7	0.9
- Electronic Service Branches (PAEs) (9)	1,528	1,512	1,523	1,561	1,545	1,515	1,495	1,426	1.1	(1.1)
- Outplaced ATM Netw ork Terminals	3,516	3,389	3,296	3,074	2,904	2,877	2,776	2,652	3.7	21.1
- 24-Hour Bank Netw ork Assisted Terminals	5,558	5,068	4,732	4,378	4,153	3,763	3,523	3,387	9.7	33.8
- Banco Postal (Postal Bank)	6,011	5,959	5,946	5,924	5,882	5,851	5,821	5,753	0.9	2.2
- Bradesco Expresso (Correspondent Banks)	17,699	16,710	16,061	14,562	13,413	12,381	11,539	10,657	5.9	32.0
- Finasa Promotora de Vendas (Finasa Branches)	64	152	156	216	268	357	375	388	(57.9)	(76.1)
- Promotora de Vendas - BMC (Correspondent Banks)	822	884	883	1,078	1,561	1,510	-	-	(7.0)	(47.3)
- Credicerto Promotora de Vendas (BMC Branches)	-	-	-	13	13	13	-	-	-	-
- Branches / Subsidiaries Abroad	11	11	12	12	12	12	12	10	-	(8.3)
ATMs	36,430	35,443	34,524	32,942	31,993	30,956	29,913	28,738	2.8	13.9
- Proprietary	30,191	29,764	29,218	28,092	27,362	26,735	25,974	24,911	1.4	10.3
- 24-Hour Bank	6,239	5,679	5,306	4,850	4,631	4,221	3,939	3,827	9.9	34.7
Credit Card, Debit Card and Private Label - in millions	86.3	85.2	83.2	81.6	79.3	74.3	71.7	68.4	1.3	8.8
Internet Banking - users in millions	10.4	10.1	9.8	9.5	9.2	8.8	8.6	8.3	3.0	13.0
Employees	85,871	86,650	86,622	85,577	84,224	83,124	82,773	81,943	(0.9)	2.0
Employees and Interns	9,439	9,292	9,077	8,971	8,704	8,574	8,430	8,517	1.6	8.4
Foundations' Employees (10)	3,645	3,674	3,575	3,622	3,607	3,577	3,547	3,588	(0.8)	1.1

Clients - in millions

Checking Accounts	20.4	20.2	20.1	20.0	19.8	19.1	18.8	17.1	1.0	3.0
Savings Accounts	33.9	34.2	35.8	33.8	32.5	32.2	34.6	32.1	(0.9)	4.3
Insurance Group	29.1	28.6	27.5	26.8	25.8	25.0	24.0	22.0	1.7	12.8
- Policy Holders	24.6	24.1	23.0	22.4	21.5	20.8	19.8	17.8	2.1	14.4
- Pension Plan Participants	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.9	-	5.3
- Savings Bonds Clients	2.5	2.5	2.5	2.5	2.4	2.3	2.3	2.3	-	4.2
Finasa	4.0	4.2	4.9	4.9	5.0	5.3	5.5	5.6	(4.8)	(20.0)

(1) Including sureties and guarantees, advances of credit card receivables and loan assignments (FIDC and CRI);
(2) Accumulated over 12 months;
(3) Excluding the assets valuation adjustments in Shareholders’ Equity;
(4) Accumulated Net Income per period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury shares) x closing quote of common and preferred shares of the last trading day of the period;
(7) Credits overdue;
(8) As of 3Q08 already calculated in accordance with the New Basel Capital Rules (BIS II);
(9) PAB: Branch located in a company with Bank’s employees; PAE (in Companies): Branch located in a company that has electronic service; PAA: Branch located in a Municipality that does not have a branch; and
(10) Comprises Fundação Bradesco, the Institute of the Digestive System and Nutrition Disorders Foundation (Fimaden) and Associação Desportiva Classista Finasa.

Ratings

Main Ratings

Fitch Ratings

International Scale						Domestic Scale

Individual	Support	Domestic Currency		Foreign Currency		Domestic

B/C	3	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
		BBB +	F2	BBB	F2	AAA (bra)	F1 + (bra)

Moody´s Investors Service

Financial Strength	International Scale					Domestic Scale

B -	Debt Foreign Currency	Deposit Domestic Currency		Deposit Foreign Currency		Domestic Currency

	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
	Baa3	A1	P - 1	Ba2	NP	Aaa.br	BR - 1

Stardard & Poor's						R&I Inc.	Austin Rating

International Scale - Counterparty Rating				Domestic Scale		International Scale	Domestic Scale

						Issuer	Corporate	Long-	Short-
Foreign Currency		Domestic Currency		Counterparty Rating		Rating	Governance	Term	Term

Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Summarized Analysis of Adjusted Income

In order to provide better understanding, comparability and analysis of Bradesco’s results, we are using the Statement of Managerial Income in the analyses and comments of this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Reported Statement of Income, as shown at the end of this Press Release:

							R$ million

	Adjusted Statement of Income

			Variation				Variation

	1H09	1H08	Half-Year		2Q09	1Q09	Quarter

			Amount	%			Amount	%

Net Interest Income	14,675	11,545	3,130	27.1	7,560	7,115	445	6.3
- Interest	13,193	11,178	2,015	18.0	6,771	6,422	349	5.4
- Non-Interest	1,482	367	1,115	303.8	789	693	96	13.9
PLL	(7,360)	(3,363)	(3,997)	118.9	(4,421)	(2,939)	(1,482)	50.4
Gross Income from Financial Intermediation	7,315	8,182	(867)	(10.6)	3,139	4,176	(1,037)	(24.8)
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,066	1,082	(16)	(1.5)	529	537	(8)	(1.5)
Fees and Commissions	5,634	5,348	286	5.3	2,911	2,723	188	6.9
Personnel Expenses	(3,760)	(3,569)	(191)	5.4	(1,908)	(1,852)	(56)	3.0
Other Administrative Expenses	(4,388)	(3,879)	(509)	13.1	(2,233)	(2,155)	(78)	3.6
Tax Expenses	(1,202)	(1,192)	(10)	0.8	(615)	(587)	(28)	4.8
Equity in the Earnings (Losses) of Unconsolidated Companies	19	65	(46)	(70.8)	13	6	7	116.7
Other Operating Income/Expenses	(1,285)	(821)	(464)	56.5	(697)	(588)	(109)	18.5
Operating Income	3,399	5,216	(1,817)	(34.8)	1,139	2,260	(1,121)	(49.6)
Non-Operating Income	2,106	122	1,984	-	2,034	72	1,962	-
IR/CS	(1,475)	(1,422)	(53)	3.7	(872)	(603)	(269)	44.6
Minority interest	(10)	(7)	(3)	42.9	(4)	(6)	2	(33.3)
Net Income	4,020	3,909	111	2.8	2,297	1,723	574	33.3

Net Income and Profitability

In 2Q09, the net income stood at R$2,297 million compared to R$1,723 million in 1Q09, an increase of 33.3% .

Average Shareholders’ Equity** amounted to R$35,841 million on June 30, 2009. It is worth mentioning that during this quarter Bradesco partially sold its participation in VisaNet and built additional Provision for Loan Losses. After tax effect of these events was nearly R$460 million.

In 2Q09, the economic crisis that began in 4Q08 still affected financial activities, reflecting on the low growth of the loan portfolio and also maintaining high delinquency levels.

Bradesco’s net income in the six-month period ended June 30, 2009, reached R$4,020 million, an increase of 2.8% in the y-o-y comparison.

The main items that contributed to such result are outlined in the income statement analysis.

Efficiency Ratio

The Efficiency Ratio (ER)* improved as seen in the q-o-q and y-o-y period comparisons due to revenues contribution, highlighting the performance of net interest income, fees and commissions, combined with strong cost control. Personnel and administrative expenses variations mainly derived from business expansion.

When comparing to 1H08, it is worth mentioning that the higher income from Bradesco Seguros and its subsidiaries also contributed to the ER improvement.

* Efficiency Ratio (ER) YTD = Personnel – Employee Profit Sharing (PLR) + Administrative Expenses / Net Interest Income + Income from Insurance + Fee Income + Equity in the Earnings (Losses) of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and the generation of revenue net of related taxes, Bradesco’s ER in 2Q09 would be 48.9% .

Net Interest Income

In the q-o-q comparison, the R$445 million variation was due to:

• the increase in income from interest-earning operations in the amount of R$349 million, due to higher spreads and average business volumes; and

• the increase in non-interest income in the amount of R$96 million, due to higher securities/treasury gains.

Observing the behavior of net interest income in 1H09 in the y-o-y comparison, we have an improvement of R$3,130 million, corresponding to a 27.1% growth deriving from the following factors:

• the increase of R$2,015 million from interest-earning operations, basically due to higher average business volume; and

• the increase in non-interest income in the amount of R$1,115 million basically derived from higher securities/treasury gains in the amount of R$761 million, highlighting the mark-to-market effect of the loan derivatives, resulting from the improvement of the world’s financial markets.

Total Loan Portfolio*

In June 2009, Bradesco’s loan operations amounted to R$212.8 billion. The stability recorded in the book during the quarter was a reflex of the 0.8% rise in loans to Individuals and of the 0.7% expansion in loans to SMEs, offset by the 1.5% drop of Large Corporates loans, caused by:

• the depreciation of the dollar in the quarter, vis-à-vis the Real, negatively impacting the dollar-indexed and/or denominated loan and financing balances when calculated in the local currency, which represented 16.1% of the loan portfolio of large corporates; and

• the increase in funds raising by large corporate through operations in the Capital Markets.

In the y-o-y comparison, the portfolio grew by 18.1%, of which: Large Corporates 22.6%, SMEs 18.9% and Individuals 13.2% . In the Corporate segment, the main products which contributed to such increase were: mortgages – corporate plans, working capital, foreign operations, leasing and BNDES onlending. In the Individuals segment, we highlight: leasing, mortgage, personal loan, agricultural loan and credit card.

* Including Sureties and Guarantees, advanced receivables from credit cards and loan assignment (FIDC and CRI).

Provision for Loan Losses (PLL)

The increase in PLL expenses in the quarter was basically reflected by:

• the increase in additional PLL in the amount of R$1.3 billion, calculated according to Bradesco’s statistical models, aiming at supporting possible cyclical environments, with increase in delinquency ratios and/or changes in the loan portfolio risk profile; and

• the maintenance of high delinquency levels in 2Q09 results from the economic slowdown on clients’ payment capacity.

In the six-month period comparison, besides the R$1.3 billion increase in additional PLL in 2Q09, higher provisions reflect the effects of the worlds financial crisis, which implied an economic slowdown in the country, temporarily affecting the capacity of payment of companies and individuals.

Delinquency Ratio > 90 days

The total delinquency ratio for more than 90 days increased slightly in the 2Q09, impacted by the economic slowdown, as well as by the seasonal factor, since higher delinquency levels are usually expected in the first two quarters of each year, which was not observed in the past years, due to the strong loan book growth.

It is also worth highlighting the slower pace of growth concerning individuals delinquency. However, small and medium-sized companies still deserve attention. Bradesco ended the 2Q09 with a delinquency ratio for loans of 4.6% .

Coverage Ratio

The R$13.871 billion balance of PLL on June 30, 2009, is composed of R$10.879 billion of provisions required by the Brazilian Central Bank and R$2.992 billion of excess provisions.

In the chart below, we present the coverage ratio of the Provision for Loan Losses related to loans overdue for more than 90 days. We observed an improvement of 16.7 p.p., ensuring comfortable provisioning levels.

Insurance, Private Pension Plans and Savings Bonds

The Net Income in the 2Q09 amounted to R$638 million, and is in line with the result presented in the 1Q09, showing an annualized return of 29.9% on Shareholders’ Equity.

The result for 1H09 was R$1.288 billion, with a 29.1% annual return on Shareholders’ Equity, a 12.3% drop y-o-y, when the result was R$1.469 billion.

(1) Excluding additional provisions.

In 2Q09, sales posted an impressive 10.5% growth, net income and major performance ratios remaining in line with 1Q09.

Combined ratio improved 0.7 p.p. as compared to the period ended March 31, 2009.

The R$181 million drop in the 1H09 results in the y-o-y comparison was a result of:

• the decrease of R$131 million in the proceeds obtained with sale of shares which amounted to R$232 million in 1H08; and

• the increase from 9% to 15% in the CSLL tax rate, which burdened the 1H09 results by R$96 million.

Bradesco’s Insurance Group net income in May 2009 accounted for 32.5% of the net income of the entire Brazilian insurance market. (Source: Susep)

In May 2009, the Insurance Group’s technical provisions represented 32.7% of the insurance market, according to data of Susep and ANS.

In terms of solvency, Bradesco’s Insurance Group) complies with Susep’s (Insurance Superintendence) rules, which took effect as of January 1st, 2008 and is also adjusted to the international standards (Solvency II). The financial leverage ratio stood at 2.3 times the Shareholders’ Equity.

Fees and Commissions

Fees and Commissions amounted to R$2,911 million in 2Q09, moving up 6.9% in the q-o-q comparison, mainly due to higher revenues related to capital markets operations, highlighting the secondary public offering (IPO) of VisaNet Brasil shares.

When comparing 1H09 and 1H08, Fees and Commissions grew by 5.3%, due to the increase of business and client base, which went up nearly by 3.0% over the last 12 months, partially offsetting the losses originated from fees adjustment.

Personnel Expenses

In 2Q09, the R$56 million increase in the q-o-q comparison is composed of higher expenses in:

• “structural expenses” of R$48 million, basically due to decreased expenses with higher accumulated vacations of employees in the 2Q09; and

• “non-structural expenses” in the amount of R$8 million related to higher training expenses and provisions for labor claims, offset by lower expenses with employment contract terminations and profit sharing (PLR).

When comparing 1H09 and 1H08, the R$191 million increase is basically explained by:

• The R$311 million rise in the “structural expenses”, due to the expansion of outlets, wage increase (2008 bargaining agreement – 8.15% to 10%) and benefits; and

• the drop of R$120 million in the “non-structural expenses”, basically due to lower profit sharing (PLR) and employment contract termination expenses.

Note:  Structural Expenses = Compensation + Social Taxes + Benefits + Private Pension.
          Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Employment Contract Termination Expenses.

Administrative Expenses

Administrative expenses moved up by 3.6% in the q-o-q comparison, mainly due to:

• the increase in third-party services in the amount of R$21 million;

• higher depreciation and amortization expenses in the amount of R$13 million; and

• the increase in other administrative expenses in the amount of R$61 million, related to the credit card bonus program.

Mitigated by:

• lower advertising and marketing expenses in the amount of R$26 million.

When compared to 1H08, the increase is mainly due to the expansion of the distribution network and higher business volumes.

Tax Expenses

The R$28 million increase of Tax Expenses in relation to 1Q09 is mainly due to higher PIS/Cofins expenses in the amount of R$21 million, in view of the increase in the taxable income in 2Q09, especially net interest income and fee income.

When comparing 1H09 and 1H08, tax expenses remained in line, with a 0.8% change.

Other Operating Revenues and Expenses

Other operating expenses, net of other operating revenues, posted a variation of R$109 million in the quarter and of R$464 million in the semester.

Variations of both periods basically derived from higher operating provisions, mostly referring to provisions for contingencies related to economic plans, mitigated by the change in the accounting criteria for amortization of expenses deriving from the acquisition of rights for rendering banking services.

Non-Operating Income

In 2Q09, Non-Operating Income totaled R$2,034 million, mainly due to the gain with the partial sale of VisaNet Brasil, in the amount of R$2 billion.

If we compare 1H09 Non-Operating Income (excluding the VisaNet Brasil effect), in the amount of R$107 million, with the amount obtained in 1H08, of R$122 million, such variation was impacted by the income on the sale of BM&FBovespa shares in the amount of R$69 million in 1H08 and of Visa Inc. in the amount of R$48 million in 1H09.

Income Tax and Social Contribution

The R$269 million increase in 2Q09 in relation to the previous quarter reflects tax charges over earnings before taxes, adjusted by additions and exclusions.

We observe that the average rate (calculated considering the earnings before income tax and social contribution less equity in the earnings (losses) of unconsolidated companies and interest on shareholders’ capital) is close to the effective tax rate of 34%.

When comparing 1H09 and 1H08, taxes and contributions went up by 3.7% .

Tax credits originated in previous periods, deriving from the increase in the CSLL tax rate to 15%, are recorded in the consolidated financial statements up to the limit of corresponding consolidated tax liabilities. The balance not activated is of R$904 million. Further details may be obtained in the Footnote #34 of the Financial Statements.

Unrealized Gains

Unrealized gains reached R$8.7 billion in 2Q09, a R$7.4 billion jump in relation to the previous quarter. The variation is mainly due to (i) the remaining marked-to-market investment, in the amount of R$6.4 billion, generated by Visanet’s IPO; and (ii) a R$1 billion appreciation in the mark-to-market of securities, basically equities that were beneficiated by the partial turnaround of the Brazilian stock market.

Economic Scenario

The second quarter of 2009 signals that the worst of the global crisis has been overcome. Nevertheless, the international scene still requires caution, as the uncertainty in relation to the upturn pace over the following quarters remains high. We believe in a consistent, but gradual, recovery of the world’s economy, which is compatible with a yet volatile direction of assets prices. Under this international scenario, we do not observe relevant inflationary pressures, but the move of commodities prices must be carefully watched, mainly in view of the recovery of countries such as China, which have materially contributed to the demand expansion in the past years. It is also worth mentioning over this last quarter mounting concerns over the long-term tax solvency of several developed economies; these concerns may cause non-negligible impacts on the foreign exchange market in the medium term, as U.S. dollar depreciation hints.

The Brazilian economy, in particular, has been holding out the crisis relatively much better than other countries, with visible signs that it had recovered and overcome the recession in the mid quarter. Concerning the industry, the second quarter set the end of inventories adjustment, which must benefit the upturn over the forthcoming months, as well as the continuity of business confidence. Concerning consumption, we observed a downward move in expansion but without abrupt declines as previously anticipated. Factors, such as tax benefits, credit recovery, interest rates cut and real income growth have been stimulating the consumer’s confidence upturn. After an accumulated GDP reduction of 4.3% in the fourth quarter of 2008 and in the first quarter of 2009, we will have consecutive increases in the three following periods, while comparing to the immediately previous quarter. A 0.5% drop projected for 2009, even if negative, will be one of the best results in relation to global standards in 2009.

Bradesco reiterates its positive and favorable view in relation to the Brazilian economy. Brazil was not immune to the global crisis, the biggest ones of last decades, but appears in the international scenario as one of the first countries to recover, and as a benchmark of macroeconomic and institutional fundamentals improvement in the past years. Such world’s vision towards Brazil has been represented by continued foreign direct investment inflow, even in sectors deeply affected in the origin countries of such investments, which has been contributing to the exchange rate appreciation. In fact, this is the first time in Brazil’s recent history that amid a foreign crisis we observed currency appreciation and interest rate cuts, without generalized inflationary pressures. Referring to the monetary policy, the second quarter was marked by the one-digit nominal interest rate, certainly an unprecedented event that will contribute to the economic upturn over the next months.

Main Economic Indicators

Main Indicators (%)	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07

Interbank Deposit Certificate (CDI)	2.38	2.95	3.32	3.16	2.74	2.58	2.62	2.79
Ibovespa Index	25.75	8.99	(24.20)	(23.80)	6.64	(4.57)	5.66	11.16
USD – Commercial Rate	(15.70)	(0.93)	22.08	20.25	(8.99)	(1.25)	(3.68)	(4.52)
IGP - M	(0.32)	(0.92)	1.23	1.54	4.34	2.38	3.54	2.57
CPI (IPCA – IBGE)	1.32	1.23	1.09	1.07	2.09	1.52	1.43	0.89
Federal Government Long-Term Interest Rate (TJLP)	1.54	1.54	1.54	1.54	1.54	1.54	1.53	1.53
Reference Interest Rate (TR)	0.22	0.37	0.63	0.55	0.28	0.17	0.24	0.34
Savings Accounts	1.67	1.89	2.15	2.06	1.80	1.68	1.75	1.85
Number of Business Days	61	61	65	66	62	61	62	64

Indicators (Closing Rates)	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07

USD – Commercial Selling Rate – R$	1.9516	2.3152	2.3370	1.9143	1.5919	1.7491	1.7713	1.8389
Euro – R$	2.7399	3.0783	3.2382	2.6931	2.5063	2.7606	2.6086	2.6237
Country Risk (points)	284	425	428	331	228	284	221	173
Selic – Basic Interest Rate (% p. a.)	9.25	11.25	13.75	13.75	12.25	11.25	11.25	11.25
Pre -BM&F Rate (% p. a.)	9.23	9.79	12.17	14.43	14.45	12.69	12.05	11.16

Projections until 2011

%	2009	2010	2011

USD - Commercial Rate (year-end) - R$	1.80	1.75	1.80
CPI (IPCA - IBGE)	4.50	4.50	4.50
IGP - M	0.30	4.50	4.40
Selic (year-end)	8.75	9.50	9.00
Gross Domestic Product (GDP)	(0.50)	4.90	4.00

Guidance

Bradesco’s Outlook for 2009

This guidance has forward-looking statements, which are subject to risks and uncertainties, so they were based on management expectations and uncertainties and information available in the market up to the present date.

2009
	Current	Previous

Loan Portfolio	8 to 12%	13 to 17%
Individuals	9 to 12%	11 to 15%
Corporate Clients	7 to 11%	14 to 18%
SMEs	9 to 13%	15 to 19%
Large Corporations	6 to 10%	13 to 17%

Products
Vehicles	2 to 5%	9 to 16%
Cards	10 to 14%	15 to 20%
Real Estate Financing (origination)	R$4.5 bi	R$5.0 bi
Payroll Deductible Loans	20 to 30%	18 to 27%

Net Interest Income (1)	18 to 22%	18 to 22%

Fees and Commissions	6 to 10%	7 to 11%

Operating Expenses (2)	6 to 11%	9 to 14%

Insurance Premiuns	5 to 7%	7 to 9%

(1) At current criteria, Guidance for Net Interest Income; and
(2) Administrative and Personnel Expenses

Statement of Income

Analytical Breakdown of Statement of Adjusted Income

	R$ million

	2Q09

	Reported Statement	Reclassifications							Fiscal Hedge (8)	Adjusted Statement

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Net Interest Income	8,996	(105)	10	(105)	(241)	-	-	-	(995)	7,560
- Interest	6,866	-	10	(105)	-	-	-	-	-	6,771
- Non-Interest	2,130	(105)	-	-	(241)	-	-	-	(995)	789
PLL	(4,404)	-	-	-	(17)	-	-	-	-	(4,421)
Gross Income from Financial Intermediation	4,592	(105)	10	(105)	(258)	-	-	-	(995)	3,139
Income from Insurance, Private Pension Plan, Savings Bonds Operations	529	-	-	-	-	-	-	-	-	529
Fees and Commissions	2,948	-	-	-	-	(62)	25	-	-	2,911
Personnel Expenses	(1,908)	-	-	-	-	-	-	-	-	(1,908)
Other Administrative Expenses	(2,168)	-	-	-	-	62	-	(127)	-	(2,233)
Tax Expenses	(723)	-	-	-	-	-	-	-	108	(615)
Equity in the Earnings (Losses) of Unconsolidated Companies	13	-	-	-	-	-	-	-	-	13
Other Operating Income/Expenses	(1,165)	105	(10)	105	166	-	(25)	127	-	(697)
Operating Income	2,118	-	-	-	(92)	-	-	-	(887)	1,139
Non-Operating Income	1,942	-	-	-	92	-	-	-	-	2,034
IR/CS and Minority Interest	(1,763)	-	-	-		-	-	-	887	(876)
Net Income	2,297	-	-	-	-	-	-	-	-	2,297

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income – Non-Interest – Credits”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Insurance”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Credit”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income – Non-Interest - Credit”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income – Interest – Credit”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”; and
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/COFINS tax effect of this hedge strategy .

	R$ million

	1Q09

	Reported Statement of Income	Reclassifications							Fiscal Hedge (8)	Adjusted Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Net Interest Income	7,752	(124)	25	(195)	(252)	-	-	-	(91)	7,115
- Interest	6,592	-	25	(195)	-	-	-	-	-	6,422
- Non-Interest	1,160	(124)	-	-	(252)	-	-	-	(91)	693
PLL	(2,920)	-	-	-	(19)	-	-	-	-	(2,939)
Gross Income from Financial Intermediation	4,832	(124)	25	(195)	(271)	-	-	-	(91)	4,176
Income from Insurance, Private Pension Plan, Savings Bonds Operations	537	-	-	-	-	-	-	-	-	537
Fees and Commissions	2,750	-	-	-	-	(61)	34	-	-	2,723
Personnel Expenses	(1,852)	-	-	-	-	-	-	-	-	(1,852)
Other Administrative Expenses	(2,158)	-	-	-	-	61	-	(58)	-	(2,155)
Tax Expenses	(597)	-	-	-	-	-	-	-	10	(587)
Equity in the Earnings (Losses) of Unconsolidated Companies	6	-	-	-	-	-	-	-	-	6
Other Operating Income/Expenses	(1,066)	124	(25)	195	160	-	(34)	58	-	(588)
Operating Income	2,452	-	-	-	(111)	-	-	-	(81)	2,260
Non-Operating Income	(39)	-	-	-	111	-	-	-	-	72
IR/CS and Minority Interest	(690)	-	-	-		-	-	-	81	(609)
Net Income	1,723	-	-	-	-	-	-	-	-	1,723

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income – Non-Interest – Credits”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Insurance”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Credit”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income – Non-Interest - Credit”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income – Interest – Credit”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”; and
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/COFINS tax effect of this hedge strategy .

	1H09

	Reported Statement of Income	Reclassification							Fiscal Hedge (8)	Adjusted Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Net Interest Income	16,748	(229)	35	(300)	(493)	-	-	-	(1,086)	14,675
- Interest	13,458	-	35	(300)	-	-	-	-	-	13,193
- Non-Interest	3,290	(229)	-	-	(493)	-	-	-	(1,086)	1,482
PLL	(7,324)	-	-	-	(36)	-	-	-	-	(7,360)
Gross Income from Financial Intermediation	9,424	(229)	35	(300)	(529)	-	-	-	(1,086)	7,315
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,066	-	-	-	-	-	-	-	-	1,066
Fees and Commissions	5,698	-	-	-	-	(123)	59	-	-	5,634
Personnel Expenses	(3,760)	-	-	-	-	-	-	-	-	(3,760)
Other Administrative Expenses	(4,326)	-	-	-	-	123	-	(185)	-	(4,388)
Tax Expenses	(1,320)	-	-	-	-	-	-	-	118	(1,202)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19
Other Operating Income/Expenses	(2,231)	229	(35)	300	326	-	(59)	185	-	(1,285)
Operating Income	4,570	-	-	-	(203)	-	-	-	(968)	3,399
Non-Operating Income	1,903	-	-	-	203	-	-	-	-	2,106
IR/CS and Minority Interest	(2,453)	-	-	-		-	-	-	968	(1,485)
Net Income	4,020	-	-	-	-	-	-	-	-	4,020

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income – Non-Interest – Credits”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Insurance”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Credit”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income – Non-Interest - Credit”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income – Interest – Credit”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”, and;
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/COFINS tax effect of this hedge strategy .

	R$ million

	1H08

	Reported Statement of Income	Reclassification							Extraordinary Events (8)	Fiscal Hedge (9)	Adjusted Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Net Interest Income	13,130	(501)	106	(194)	(509)	-	-	-	-	(487)	11,545
- Interest	11,266	-	106	(194)	-	-	-	-	-	-	11,178
- Non-Interest	1,864	(501)	-	-	(509)	-	-	-	-	(487)	367
PLL	(3,501)	-	-	-	138	-	-	-	-	-	(3,363)
Gross Income from Financial Intermediation	9,629	(501)	106	(194)	(371)	-	-	-	-	(487)	8,182
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,082	-	-	-	-	-	-	-	-	-	1,082
Fees and Commissions	5,409	-	-	-	-	(113)	52	-	-	-	5,348
Personnel Expenses	(3,569)	-	-	-	-	-	-	-	-	-	(3,569)
Other Administrative Expenses	(3,844)	-	-	-	-	113	-	(148)	-	-	(3,879)
Tax Expenses	(1,253)	-	-	-	-	-	-	-	-	61	(1,192)
Equity in the Earnings (Losses) of Unconsolidated Companies	65	-	-	-	-	-	-	-	-	-	65
Other Operating Income/Expenses	(1,859)	501	(106)	194	244	-	(52)	148	109	-	(821)
Operating Income	5,660	-	-	-	(127)	-	-	-	109	(426)	5,216
Non-Operating Income	382	-	-	-	127	-	-	-	(387)	-	122
IR/CS and Minority Interest	(1,937)	-	-	-		-	-	-	83	426	(1,429)
Net Income	4,105	-	-	-	-	-	-	-	(195)	-	3,909

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income – Non-Interest – Credits”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Insurance”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income – Interest – Credit”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income – Non-Interest - Credit”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income – Interest – Credit”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third party’s services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses” ;
(8) Basically: partial sale of Visa Internacional (R$352 million), total amortization of goodwill (R$53 million) and Constitution of Civil Provisions – economic plans, above the average of the quarter (R$56 million); and
(9) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/COFINS tax effect of this hedge strategy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.